Exhibit 99.2

SYSTEM1

EARN-OUT INDUCEMENT EQUITY INCENTIVE PLAN

This System1 Earn-Out Inducement Equity Incentive Plan (this “Plan”) is adopted by System1, Inc. (the “Company”), subject to and effective upon the consummation of the transactions (the “Merger”) contemplated by that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of March 4, 2022 by and among the Company, S1 Chariot Holdco, LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent, S1 Chariot Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Holdco, NextGen Shopping, Inc., a Delaware corporation (“NextGen”), Marc Mezzacca and Shareholder Representative Services LLC, as Securityholder Representative (the “Seller Rep”).

1. Purpose. The purpose of this Plan is to provide incentives to certain key employees of NextGen to remain employed with the Company or NextGen (as applicable) or their respective Affiliate(s) following the consummation of the Merger (the “Closing”) and to promote the future business success of NextGen and thereby the Company.

2. Definitions. As used in this Plan, the following words and phrases will have the following meanings. Any capitalized term that is used but not defined in this Plan will have the meaning provided to such term in the Equity Plan (as defined below).

2.1

“Affiliate” means, with respect to any Person, any partnership, limited liability company, joint venture, corporation, trust, unincorporated organization, or any other entity, in any case, that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person.

2.2

“Award” means an award of a right to receive payments hereunder, as memorialized by and subject to all vesting, forfeiture and other terms and conditions contained herein and/or in an applicable Award Agreement. Awards may vary in all respects from Participant to Participant, as determined in the sole discretion of the Administrator.

2.3

“Award Agreement” means a written agreement between the Company and a Participant that specifies the Participant’s applicable Tier 1 Amount, Tier 2 Amount, Tier 3 Amount and Fixed Earn-Out Amount and, except with respect to the Principal Participant, such other terms and conditions of an Award as may be determined by the Administrator in its sole discretion.

2.4	“Company” has the meaning set forth in the preamble to this Plan.

2.5	“Contingent Earn-Out Amount” means, with respect to each Participant and any Performance Period, the sum of:

(i)	if during such Performance Period, TTM EBITDA equals or exceeds sixteen million dollars ($16,000,000) for the first time (“Tier 1 Target”), an amount equal to such Participant’s Tier 1 Amount, plus

(ii)	if during such Performance Period, TTM EBITDA equals or exceeds eighteen million dollars ($18,000,000) for the first time (“Tier 2 Target”), an amount equal to such Participant’s Tier 2 Amount, plus

(iii)

if during such Performance Period, TTM EBITDA equals or exceeds twenty million dollars ($20,000,000) for the first time (“Tier 3 Target” and, together with the Tier 1 Target and Tier 2 Target, the “Tier Targets”), an amount equal to such Participant’s Tier 3 Amount (each such TTM EBITDA threshold, a “Performance Goal”).

The Performance Goals for multiple tiers may be met in any single Performance Period, and the actual Contingent Earn-Out Amount earned hereunder shall be paid as provided in Sections 5 and 6. For example, if the Company achieves $20,000,000 of TTM EBITDA for the First Performance Period, the Contingent Earn-Out Amount will be equal to the Maximum Contingent Earn-Out Amount. For clarity, in no event shall: (A) the attainment of any Performance Goal in multiple Performance Periods result in the funding of any Contingent Earn-Out Amount after the first such Performance Period in which such Performance Goal is attained, or (B) the aggregate Contingent Earn-Out Amount payable to any Participant hereunder exceed such Participant’s Maximum Contingent Earn-Out Amount.

2.6

“Continuous Employment” means with respect to a Participant, the Participant’s continued service as an Employee of the Company and/or any of its Affiliates (including, without limitation, NextGen) without termination of such employment relationship.

2.7

“Deemed Satisfaction Event” means (i) a termination by NextGen of the Principal Participant’s employment without Cause or by the Principal Participant for Good Reason (as defined in the Principal Participant’s employment agreement with System1, LLC, dated March 4, 2022), (ii) the consummation of a Change in Control within two (2) months following a Senior Management Change, (iii) a Senior Management Change that occurs within four (4) months following the consummation of a Change in Control, or (iv) any material breach of the terms of Schedule 1 or Section 6.1 of the Plan, which such material breach is not cured, to the extent capable of cure, within thirty (30) days after receiving written notice from the Principal Participant.

2.8	“Equity Plan” means the Company’s 2022 Incentive Award Plan.

2.9

“First Payment Date” means a date chosen by the Administrator to be no earlier than the first business day immediately following the end of the First Performance Period (as defined below) and no later than sixty (60) days after the end of the First Performance Period.

2.10	“Fixed Earn-Out Amount” means, with respect to each Participant and each Performance Period, the amount indicated as such in such Participant’s Award Agreement.

2.11	“Initial Awards” means the Awards to the Participants and in the Amounts set forth on Exhibit A.

2.12	“Maximum Contingent Earn-Out Amount” means, for each Participant, the sum of the Tier 1 Amount, the Tier 2 Amount and the Tier 3 Amount for such Participant.

2.13	“Maximum Fixed Earn-Out Amount” means, for each Participant, the sum of the Fixed Earn-Out Amounts for such Participant for all Performance Periods.

2.14	“Merger” has the meaning set forth in the preamble.

2.15	“NextGen” has the meaning set forth in the preamble.

2.16	“NYSE” means the New York Stock Exchange.

2.17

“Participant” means each of the Employees of NextGen (as of the Closing) set forth on Exhibit A hereto for so long as the applicable Employee continues to have rights under such Employee’s Award as provided hereunder.

2.18	“Party” means any of the Company, NextGen or any Participant.

2.19	“Payment Date” means any of the First Payment Date, Second Payment Date or Third Payment Date, as applicable.

2.20	“Performance Goal” has the meaning set forth in Section 2.5 above.

2.21

“Performance Period” means each of: (i) January 1, 2022 – December 31, 2022 (the “First Performance Period”), (ii) January 1, 2023 – December 31, 2023 (the “Second Performance Period”), and (iii) January 1, 2024 – December 31, 2024 (the “Third Performance Period”).

2.22	“Performance Period Installment Payment” has the meaning set forth in Section 5.1 below.

2.23	“Person” means any individual, corporation, partnership, trust, limited liability company, association or other entity.

2.24	“Plan” has the meaning set forth in the preamble.

2.25	“Plan Documents” means the Plan and any Award Agreement.

2.26	“Principal Participant” means Marc Mezzacca.

2.27

“Second Payment Date” means a date chosen by the Administrator to be no earlier than the first business day immediately following the end of the Second Performance Period and no later than sixty (60) days after the end of the Second Performance Period.

2.28

“Senior Management Change” means (a) Michael Blend ceases, for any reason, to be the chief executive officer of the Company, or (b) following a Change in Control, Michael Blend ceases, for any reason, to be the head of the business unit of the acquiring Person in such Change in Control whose responsibilities include, directly or indirectly, management of NextGen.

2.29	“Share” means a share of Class A Common Stock of the Company.

2.30	“Tier 1 Amount” means the amount indicated as such in Participant’s Award Agreement.

2.31	“Tier 2 Amount” means the amount indicated as such in Participant’s Award Agreement.

2.32	“Tier 3 Amount” means the amount indicated as such in Participant’s Award Agreement.

2.33

“Third Payment Date” means a date chosen by the Administrator to be no earlier than the first business day immediately following the end of the Third Performance Period and no later than sixty (60) days after the end of the Third Performance Period.

2.34

“TTM EBITDA” means, as of any given date, NextGen’s EBITDA, as defined on Schedule 1 hereto. An example of the TTM EBITDA calculation and its underlying inputs for the twelve (12) months ended September 30, 2021 is attached hereto as Schedule 2.

2.35

“VWAP” means, as of any given date, the volume-weighted average price of a Share on the principal exchange on which Shares are traded during the thirty (30)-trading day period immediately preceding such date.

3. Share Limit. Subject to adjustment under Article VIII of the Equity Plan (as incorporated herein by reference but subject to Section 7 below), including, without limitation, to reflect changes in capitalization, the maximum number of Shares that may be issued pursuant to Awards under the Plan shall be 4,666,667 (the “Share Limit”).

4. Awards—General.

4.1 Eligibility. Only those Participants listed in Exhibit A will be eligible to receive Awards under the Plan, and only the Initial Awards shall be granted hereunder. Following grant of the Initial Awards, no new Awards may be granted under the Plan, whether or not any Award(s) are subsequently forfeited or otherwise terminated without payment.

4.2 Award Agreement. Each Award shall be evidenced by an Award Agreement entered into by and between the applicable Participant and the Company, which shall set out such Participant’s Tier 1 Amount, Tier 2 Amount, Tier 3 Amount and Fixed Earn-Out Amount, and, except with respect to the Principal Participant, shall memorialize such other terms and conditions as may be determined by the Administrator. All Award Agreements shall be subject to the terms of the Plan.

5. Vesting; Forfeiture.

5.1 Vesting.

5.1.1 General. Subject to Section 5.1.2 below, and further subject to and conditioned upon each applicable Participant’s Continuous Employment through:

(a) the last day of the First Performance Period, such Participant shall vest on such date with respect to the payment of an amount equal to the sum of: (i) such Participant’s Fixed Earn-Out Amount for the First Performance Period, plus (ii) one-third of such Participant’s Contingent Earn-Out Amount payable in respect of the First Performance Period (if any);

(b) the last day of the Second Performance Period, such Participant shall vest on such date with respect to payment of an amount equal to the sum of: (i) such Participant’s Fixed Earn-Out Amount for the Second Performance Period, plus (ii) one-third of such Participant’s Contingent Earn-Out Amount payable in respect of the First Performance Period (if any), plus (iii) one-half of such Participant’s Contingent Earn-Out Amount payable in respect of the Second Performance Period (if any); and

(c) the last day of the Third Performance Period, such Participant shall vest on such date in the payment of an amount equal to the sum of: (i) such Participant’s Fixed Earn-Out Amount for the Third Performance Period, plus (ii) one-third of such Participant’s Contingent Earn-Out Amount payable in respect of the First Performance Period (if any), plus (iii) one-half of such Participant’s Contingent Earn-Out Amount payable in respect of the Second Performance Period (if any); plus (iv) such Participant’s Contingent Earn-Out Amount payable in respect of the Third Performance Period (if any).

Each amount in which the Participant vests on an applicable Payment Date pursuant to this Section 5.1 is referred to as a “Performance Period Installment Payment”.

5.1.2 Deemed Satisfaction Events. Upon the occurrence of a Deemed Satisfaction Event, each Participant shall remain eligible to receive his or her future Performance Period Installment Payments in accordance with Section 5.1.1 above calculated as if all Tier Targets had been attained during the Performance Period in which such Deemed Satisfaction Event occurs (other than any Tier Targets that were attained during any prior Performance Period); provided such Performance Period Installment Payments shall be subject to such Participant’s Continuous Employment through the applicable vesting date(s) specified in Section 5.1.1 above. Notwithstanding the foregoing, (i) if the applicable Participant’s Continuous Employment is terminated by the Company or an Affiliate thereof without Cause prior to the applicable vesting date(s), such Participant shall remain entitled to his or her Performance Period Installment Payments in accordance with the preceding sentence, and (ii) for the Principal Participant, if the Principal Participant’s Continuous Employment is terminated by the Principal Participant for Good Reason prior to the applicable vesting date(s), the Principal Participant shall remain entitled to his or her Performance Period Installment Payments in accordance with the preceding sentence.

5.1.3 Payment Default.

(a) In the event that the Company becomes obliged to deliver the First Payment Default Equity Consideration pursuant to the terms of Section 1.5(c)(v) of the Merger Agreement), the Tier 3 Target (but not, as a result of the operation of this Section 5.1.3(a) alone, the Tier 1 Target or Tier 2 Target) shall be deemed to have been satisfied as of the date upon which the Company becomes so obliged.

(b) In the event that the Company becomes obliged to deliver the Second Payment Default Equity Consideration pursuant to the terms of Section 1.5(c)(v) of the Merger Agreement), the Tier 2 Target (but not, as a result of the operation of this Section 5.1.3(a) alone, the Tier 1 Target or Tier 3 Target) shall be deemed to have been satisfied as of the date upon which the Company becomes so obliged.

5.2 Forfeiture. Except as expressly provided in Section 5.1.2 above, if a Participant’s Continuous Employment terminates prior to the applicable vesting date specified in Section 5.1.1 for any Performance Period, for any reason, the Participant will forfeit any and all right and interest in or to any payment in any form with respect to such Performance Period and any future Performance Period(s). Further, except as expressly provided in Section 5.1.2 above, any amounts that do not become payable due to the failure to attain any Performance Goal as of the end of the Third Performance Period will be forfeited at the end of the Third Performance Period.

6. Payment.

6.1 Amount; Timing. If and to the extent that a Participant vests in any Performance Period Installment Payment in accordance with Section 5 above, the Company shall pay to the Participant the applicable Performance Period Installment Payment on the relevant Payment Date. For clarity, and notwithstanding anything to the contrary in this Plan, payment of each Performance Period Installment Payment shall, in all cases, be made in the calendar year immediately following the Performance Period to which such Performance Period Installment Payment relates.

6.2 Payment Calculation; Audit Rights.

6.2.1 Payment Calculation. The Company shall deliver to the Principal Participant its calculation of TTM EBITDA for each Performance Period within sixty (60) days following completion of such Performance Period. If the Principal Participant fails to object within ten (10) days of receipt of such calculations, the Company’s determination shall be final and binding on all Participants.

6.2.2 Disputes. If the Principal Participant disputes the Company’s determination of TTM EBITDA, the Principal Participant shall deliver to the Company a written notice of such dispute within ten (10) days after receipt of the Company’s delivery of such calculation pursuant to Section 6.2.1 above (an “Objection Notice”). In the event an Objection Notice is given, the Company and NextGen will permit the Principal Participant and his accountants and/or legal representatives to consult with the Company and its accounting team in good faith in respect to any questions that the Principal Participant has with respect to the calculation of TTM EBITDA and the calculation of the resulting Performance Period Installments payable hereunder; provided, that the Company and/or NextGen may require that the Principal Participant and his accountants and/or legal representatives enter into reasonable confidentiality agreements to protect the confidentiality of such questions and related responses and the Company and/or NextGen may limit the disclosure of any sensitive information in its or their reasonable discretion. In no event shall the Principal Participant (or any accountant or legal representative thereof) have any right to access the Company’s (or its Affiliates’) books and records other than the Standalone P&L (as defined in Schedule 1 hereto). The Principal Participant agrees to hold, and to cause his legal representatives and accountants to hold, in confidence, all documents and information provided to them pursuant to this Section 6.2. For a period of thirty (30) days (or as agreed between the Company and the Principal Participant) following a validly served Objection Notice, the Company and Participant shall negotiate in good faith to seek to reach agreement on the disputed matters. If, upon the expiry of such period, the parties have been unable to resolve their dispute, the matter will be resolved by an independent auditor of recognized national standing (the “Independent Auditor”) (which Independent Auditor, for the avoidance of doubt, will not be the independent registered public accounting firm of either Holdco or the Company). The Independent Auditor will consider only those items and amounts that the Company and the

Principal Participant are unable to resolve. The Independent Auditor will review and provide its calculations only with respect to the items in dispute (based solely on the written presentations of the Company and the Principal Participant and not by independent review), and will not be permitted or authorized to assign a dollar amount to any item in dispute greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party. The Independent Auditor will act as an expert and not an arbitrator. The determination by such Independent Auditor will be final, binding, and conclusive. The fees and expenses of such Independent Auditor will be borne by the Company and the Principal Participant in proportion to the aggregate amount of all disputed items as to which such party’s claim was unsuccessful (i.e., if there are $1,000,000 of disputed items and the Independent Auditor determines that the Principal Participant’s claim prevails with respect to $250,000 of such disputed items and the Company’s claim prevails with respect to $750,000 of such disputed items, then the Principal Participant would be obligated to pay 75% of the fees and expenses and the Company would be obligated to pay 25% of the fees and expenses).

6.2.3 Payment Medium. To the extent that a Participant becomes entitled to payment of any Performance Period Installment Payment in accordance with this Plan, the Company shall issue to the Participant on the relevant Payment Date either (at the Company’s sole election) (x) a number of Shares determined as the quotient of (i) the dollar value of the applicable Performance Period Installment Payment, divided by (ii) the applicable VWAP as of the last day of the applicable Performance Period, or (y) an amount in cash equal to the dollar value of the applicable Performance Period Installment Payment. Notwithstanding the foregoing or anything herein or in any Award Agreement or the Equity Plan to the contrary, (X) in the event that, at any time during the 30-day period ending on the last day of the applicable Performance Period, the Shares are not publicly traded on the NYSE, then all payments that become payable hereunder in respect of such Performance Period to all Participants shall be made in cash in lieu of Shares, and (Y) if payments hereunder are made in the form of Shares, then any required withholding taxes with respect to the issuance of such Shares may, at election of the Participant entitled to receive such Shares, (1) be satisfied through an open-market, broker-assisted sales transaction, on terms determined by the Company, pursuant to which the Company is promptly delivered the amount of proceeds necessary to satisfy the required withholding taxes (based on maximum statutory withholding rates), or (2) if, at the time the withholding obligation arises with respect to the issuance of such Shares, the Company is subject to a “black-out” period or similar prohibition under the Company’s policies covering trading in the Company’s securities to which applicable Participant is subject, which period restricts the ability of such Participant to immediately resell the Shares or if the Participant is otherwise restricted from freely selling Shares under a Company policy or applicable law, such withholding taxes will be satisfied by the Company retaining that number of Shares otherwise issuable to such Participant having a value equal to the aggregate amount of such required withholding taxes (based on maximum statutory withholding rates). In the event that the Company is unable to deliver the Shares as required hereunder for any reason, including due to restrictions under any applicable securities law, then all payments to all Participants that become payable hereunder made in cash in lieu of Shares. In the event that the number of Shares that become issuable to Participants hereunder exceeds the Share Limit, the balance of such payments shall be made in cash to the Participants (with the amount of such cash equal to the VWAP (determined as of the relevant Payment Date) of the Shares that otherwise would have been issued on such Payment Date).

7. Inducement Award Plan; Relationship to 2022 Incentive Award Plan; Certain Incorporations. This Plan and any Awards granted pursuant hereto: (i) are intended to constitute “employment inducement awards” under NYSE Listed Company Manual Section 303A.08, and as such are intended to be exempt from the NYSE rules regarding shareholder approval of “equity compensation plans”, (ii) shall be interpreted in accordance and consistent with such exemption, and (iii) in the case of Awards, are made and granted as stand-alone Awards, separate and apart from, and outside of the Equity Plan, and shall not constitute awards granted under or pursuant to the Equity Plan. Notwithstanding the foregoing, the terms and conditions set forth in Article III (“Administration and Delegation”), Article VIII (“Adjustments for Changes in Common Stock and Certain Other Events”), Article IX (“General Provisions Applicable to Awards”), and Article X (“Miscellaneous”), but excluding Sections 9.4 (Termination of Status), 9.6 (Amendment of Award; Repricing), Section 10.3 (“Effective Date and Termination of Plan”), and Section 10.4 (“Amendment of Plan”) of the Equity Plan, together with, but subject to Section 9.1 hereof, any successor provisions to any of the foregoing (other than, for the avoidance of doubt, the Sections expressly excluded hereby), are hereby incorporated into this Plan as if first set forth herein and shall be applicable to this Plan and all Awards hereunder. For clarity, Shares subject to or delivered in respect of Awards hereunder shall not be counted for any purposes of determining the number of Shares available under the Overall Share Limit, Article IV of the Equity Plan or otherwise under the Equity Plan. Notwithstanding Section 8.2 of the Equity Plan, the Administrator shall not be entitled to terminate such Award without payment under Section 8.2(f) of the Equity Plan, which amount shall be determined as though a Deemed Satisfaction Event occurred on the date of such cancellation and all Performance Period Installment Payments were due on such date. Notwithstanding Section 8.3 of the Equity Plan, in the event that a Change in Control occurs following a Deemed Satisfaction Event, the provisions of Section 5.1.2 shall determine whether a Participant’s Continuous Employment is required in order for the Participant to receive any replacement award under Section 8.3 of the Equity Plan; provided, that any such replacement award shall be subject to compliance with applicable law. Notwithstanding Section 3.1 of the Equity Plan, the Administrator shall not be empowered to reconcile any inconsistency between the Equity Plan and this Plan or any Award Agreement; any such inconsistency shall be resolved by agreement, in good faith, of the Company, NextGen and the Principal Participant.

8. Covenants. From the date hereof until earlier to occur of end of the Third Performance Period and the date of any Deemed Satisfaction Event, the Company and NextGen shall comply with the covenants set forth on Schedule 1 hereto (the “Operating Covenants”). The sole remedy for a breach or threatened breach by the Company of the provisions of this Plan (including this Section 8) shall be as set forth in the definition of “Deemed Satisfaction Event” and, without limitation to the generality of the foregoing, in no event shall any party (including the Principal Participant) be entitled to, or entitled to seek, specific performance of the terms of this Plan. The parties hereto (including the Principal Participant) hereby waive any such other remedies, whether at law, equity, contract or otherwise.

9. General.

9.1 Plan Amendment; Termination. The Administrator may, at any time and in its discretion, amend, modify, suspend or terminate this Plan as it shall deem advisable; provided, however, that, notwithstanding anything in the Equity Plan to the contrary (including, without limitation, Section 8.2(d) thereof), no such amendment, modification, suspension or termination shall adversely affect any Participant’s rights with respect to any existing Award unless (i) the Principal Participant has consented to such amendment, modification, suspension or termination, or (ii) the affected Participant has consented to such amendment, modification, suspension or termination. This Plan shall continue in effect until all rights and obligations hereunder have been performed/paid or lapsed. Termination of this Plan (if applicable) shall be prospective only and shall not affect the terms or conditions of any Award granted prior to such Plan termination.

9.2 Tax Consequences. None of the Company, its Affiliates, the Administrator or any officer, director or employee of the Company or its Affiliates (including NextGen) makes any commitment or guarantees that any federal, state or local tax treatment will (or will not) apply or be available to any Participant with respect to any Performance Period Installment Payment. Each Participant, by acceptance of an Award, is deemed to represent that the Participant has consulted with any tax consultants that the Participant deems advisable in connection with the grant and acceptance (and all other aspects) of such Award, and that the Participant is not relying on the Company, its Affiliates, the Compensation Committee, the Administrator or any officer, director or employee of the Company or its Affiliates (including NextGen) for tax advice.

9.3 Tax Withholding. Without limiting the provisions of Section 9.5 of the Equity Plan (as incorporated herein), the Company and its Affiliates (including NextGen) shall be entitled to deduct and withhold from any amounts payable under the Plan or any Award Agreement (including any Performance Period Installment Period) all federal, state, local and/or foreign taxes as the Administrator determines to be legally required pursuant to any applicable laws or regulations. In addition, unless such tax withholding liabilities are satisfied as provided in Section 6.2.3, the Administrator may require a Participant, as a condition to the payment of any Award, to satisfy any such withholding obligations by tendering a cash payment to the Company.

9.4 No Limitations on Company Action. For the avoidance of doubt, except as expressly provided in Sections 8 and 9.1 above, neither the existence of the Plan nor any Award hereunder shall create or be deemed to create any obligation on the part of the Company to seek the consent of any Participant or any other Person in order to take or refrain from taking any action.

9.5 Notice. Any notice required to be given hereunder shall be considered given and received by the addressee on the date the Administrator hand delivers such notice to such addressee, or mails such notice by common carrier to such addressee at the address on file with the Company.

9.6 Governing Law. The Plan Documents (and any claim or controversy arising out of or relating to the Plan Documents, including tort claims) will be governed by the law of the State of Delaware without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

9.7 Consent to Jurisdiction. Subject to Section 9.7, each Party irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Chancery Court of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), in any action or proceeding arising out of or relating to the Plan Documents or the agreements delivered in connection therewith or the transactions contemplated thereby or the agreements delivered in connection herewith or for recognition or enforcement of any judgment relating thereto, and each of the Parties irrevocably and unconditionally (a) agrees not to commence any such action or proceeding except in such courts, (b) agrees that any claim in respect of any such action or proceeding may be heard and determined in such courts, (c) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such courts, and (d) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such courts. Each Party agrees that a final judgment in any such action or proceeding will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each Party irrevocably consents to service of process in the manner provided for notices in Section 9.5. Nothing in this Section 9.7 will affect the right of any Party to serve process in any other manner permitted by law.

9.8 Waiver of Trial by Jury. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THE PLAN DOCUMENTS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THE PLAN DOCUMENTS AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED BY THEREBY OR BY ANY OF THE AGREEMENTS DELIVERED IN CONNECTION THEREWITH. EACH SUCH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT, OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THE PLAN DOCUMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.8.

9.9 Arbitration. It is understood and agreed between any of the parties to the Plan Documents that any and all claims, grievances, demands, controversies, causes of action, or disputes of any nature whatsoever (including tort and contract claims, and claims upon any law, statute, order, or regulation) (hereinafter “Disputes”), arising out of, in connection with, or in relation to (a) any Plan Document, or (b) questions of arbitrability under any Plan Document will be resolved by final, binding, nonjudicial arbitration in accordance with the Federal Arbitration Act, 9 U.S.C. Section 1, et seq. in accordance with the following procedures:

9.9.1 Any Party may send another Party or Parties written notice identifying the matter in dispute and invoking the procedures of this Section 9.9 (a “Dispute Notice”). Within fourteen (14) days from delivery of the Dispute Notice, each Party involved in the dispute will meet at a mutually agreed location in Los Angeles, California, for the purpose of determining whether they can resolve the dispute themselves by written agreement, and, if not, whether they can agree upon an impartial third-party arbitrator (the “Arbitrator”) to whom to submit the matter in dispute for final and binding arbitration.

9.9.2 If such Parties fail to resolve the dispute by written agreement or agree on the Arbitrator within the later of fourteen (14) days from any such initial meeting or within thirty (30) days from the delivery of the Dispute Notice, any such Party may make written application to the Judicial Arbitration and Mediation Services (“JAMS”), in Los Angeles, California for the appointment of a single Arbitrator to resolve the dispute by arbitration. At the request of JAMS, the Parties involved in the dispute will meet with JAMS at its offices within ten calendar days of such request to discuss the dispute and the qualifications and experience which each Party respectively believes the Arbitrator should have; provided, however, that the selection of the Arbitrator will be the exclusive decision of JAMS and will be made within thirty (30) days of the written application to JAMS. The Arbitrator will be a disinterested party.

9.9.3 Within thirty (30) days of the selection of the Arbitrator, the Parties involved in the dispute will meet in Los Angeles, California with such Arbitrator, at a place and time designated by such Arbitrator after consultation with such parties, and present their respective positions on the dispute. Each Party will have no longer than one day to present its position, the entire proceedings before the Arbitrator will be no more than three consecutive days, and the decision of the Arbitrator will be made in writing no more than thirty (30) days following the end of the proceeding. Such an award will be a final and binding determination of the dispute and will be fully enforceable as an arbitration decision in any court having jurisdiction and venue over such parties.

Exhibit A

Participant Name:	Fixed Earn-Out Amount Per Performance Period (1)	Fixed Earn- Out Total	Contingent Earn-Out Amount:
			Tier 1 Amount	Tier 2 Amount	Tier 3 Amount
Marc Mezzacca	$2,873,339	$8,620,018	$8,620,018	$6,465,013	$6,465,013
Pierre Wooldridge	$319,260	$957,780	$957,780	$718,335	$718,335
Mike Primiani	$101,144	$303,433	$303,433	$227,575	$227,575
William Sears	$25,526	$76,577	$76,577	$57,433	$57,433
Burke Banda	$7,032	$21,096	$21,096	$15,822	$15,822
Zach LaGreca	$7,032	$21,096	$21,096	$15,822	$15,822

Total	$3,333,333	$10,000,000	$10,000,000	$7,500,000	$7,500,000

(1)	Indicates amount applicable to each Performance Period.

Schedule 1

EBITDA Schedule

1.

EBITDA – Definition. For purposes of the Plan, “TTM EBITDA” means, as of the relevant date, NextGen’s earnings before interest, taxes, depreciation and amortization for the trailing twelve (12)- month period, each as determined in accordance with the generally accepted accounting principles (“GAAP”) adopted in the United States and utilized by NextGen in the preparation of the LTM financial statement as of September 30, 2021 and the projections set forth in Exhibit S1- A to this Schedule, including, without limitation, NextGen’s methods, policies, practices, procedures, elections, classifications and estimation methodologies, subject to the following understandings and adjustments without duplication (collectively the “Agreed Upon Procedures”):

a.

Any and all changes in GAAP that affect the Baseline Accounting Methods (as defined herein) will be disregarded. For purposes hereof, the “Baseline Accounting Methods” are NextGen’s methodologies for determining revenue recognition, cost accounting and calculation of accounts receivable reserves and other reserves or allowances. For the avoidance of doubt, changes in GAAP that impact NextGen’s calculation of its earnings and that do not impact or affect the Baseline Accounting Methods shall be included in calculating TTM EBITDA but such changes (a) will be prospective only and will not retroactively affect TTM EBITDA for any prior one year period and (b) will only be utilized if and when the previous GAAP method is no longer permitted even if NextGen adopts a new method allowed by the GAAP change.

b.

The effects of the Merger (or the Merger Agreement or any Ancillary Agreements (as defined in the Merger Agreement) on NextGen will be disregarded, including, without limitation, any financing costs, costs associated with the deSPAC transaction (if any), and any impairment or other charges related to the Merger.

c.

Any costs, expenses, payments or reserves of NextGen related to, or arising out of, or in connection with, administering this Plan (other than outside the ordinary course of payroll and accounting), closing the transactions contemplated by the Merger Agreement or any of the Ancillary Agreements, and payments to Participants under this Plan will be disregarded, including, without limitation, closing costs, transaction bonuses and option termination payments, expenses related to the determination of TTM EBITDA, or expenses related to any indemnification claim under the Merger Agreement or any other dispute or claim arising under the Merger Agreement or any Ancillary Agreement or the Plan.

d.

Any severance, salary continuation payments or other costs of separation of employment of any Participant or any other employee shall be disregarded to the extent the amount of such severance, salary continuation payments or other costs of separation of employer are consistent the Company’s past practice for similar terminations.

e.	The effects of “push down” accounting on NextGen will be disregarded.

f.	Any tax sharing payments or reserves therefor will be disregarded.

g.	Any cost or expenses associated with any debt or equity financing transaction (whether or not consummated) will be disregarded.

h.

Any revenue, expense, income or loss from, or related to, any future acquisition or attempted acquisition of, or investment or attempted investment in, a business, division or line of business by NextGen (whether in a merger, reverse merger, asset or stock purchase, stock issuance or equity investment, business combination or other similar transaction) will be disregarded.

i.

Except as set forth in Section 1(m) below, any transactions between NextGen and the Company or any of its Affiliates will be disregarded to the extent such transactions are on terms and conditions less favorable (to NextGen than would be available in an arms’ length transactions between independent third parties.

j.

Any premium costs relating to any key man life insurance on the life of any Participant purchased by NextGen or under which the Company or NextGen or any Affiliate is a named beneficiary will be disregarded.

k.	Any amounts attributable to long term incentive compensation or equity-based compensation expense for grants made to employees of NextGen shall be disregarded.

l.

Any cost or expense incurred in connection with upgrading NextGen’s accounting and regulatory compliance to satisfy the Company’s obligations regarding internal controls and reporting as a part of a public company, including the acquisition of new systems and the conversion or integration of operations or systems technology of NextGen with the Company or its Affiliates, such as accounting or sales system integration, and additional personnel costs at NextGen, will be disregarded.

m.

Any cost or expense for management or advisory services or general overhead charges or expenses actually provided by or on behalf of the Company or its Affiliates to NextGen (including costs paid directly to third parties for such services) will be disregarded, except to the extent consistent with products or services of a type and at a cost equivalent to those NextGen historically obtained from third parties.

n.	Any additional operating expense associated with the Cently Development (as defined below) will not impact the TTM EBITDA calculation as an expense.

2.	Covenants.
a.	Obligation Not To Frustrate:

i.

The Company shall cause NextGen to operate in good faith and in the ordinary course of business. The Company shall refrain from taking any action with the intent of restricting NextGen’s attainment of the Performance Goals.

ii.	The Company shall not, directly or through any Affiliate, without the prior consent of the Principal Participant do any of the following:

a.

Solicit for employment or employ any person who is an employee of NextGen; or induce, encourage or engage any consultant, independent contractor or other service provider of NextGen to work on matters pertaining to the Company or any of its Affiliates, in each case so as to diminish, restrict, reduce or terminate the relationship of such consultant, independent contractor or other service provider with Next Gen;

b.

Cause NextGen’s employees to work on matters pertaining to the Company or its Affiliates in a manner that materially negatively impacts the ability of such employees to timely and effectively carry out their duties to NextGen.

b.	Budget:

i.

The Company shall cause NextGen to operate in accordance with an annual operating budget (the “Budget”), which Budget will be developed and determined by the Principal Participant (provided he is then employed by NextGen) and subject to the approval of the Company (not to be unreasonably withheld or delayed) and Company shall provide access to the amount of working capital set forth in the approved Budget. The Principal Participant will have an additional budget of $2 million of operating expenses over the term of the earnout period, primarily for headcount, marketing and development costs related to Cently and related products and services (the “Cently Development”). The Principal Participant will specifically develop a plan for operating expenses included in the Cently Development as part of each year’s annual Budget. The Budget for 2022 is attached hereto as Exhibit S-1A.

ii.

The Company shall make up to $3 million of cash available for NextGen to operate in accordance with the Budget for 2022 and, thereafter, the Budget will include a budget for working capital needs of Nextgen for the remaining years in the earnout period (which shall be subject to the approval of the Company set forth in Section 2(b)(i) above).

iii.

The provisions of this Section 2 shall automatically terminate and shall thereafter cease to apply in the event that NextGen fails to maintain EBITDA for any trailing six-month period of at least $4,000,000 for two (2) consecutive calendar quarters (the “Fall-away Trigger”). For purposes of the foregoing, EBITDA shall be determined in the same manner as TTM EBITDA, except for the trailing six-month period.

c.

Exclusive Remedy: The sole remedy for a breach or threatened breach by the Company of the provisions of this Section 2 shall be as set forth in the definition of “Deemed Satisfaction Event” and, without limitation to the generality of the foregoing, in no event shall any party (including the Principal Participant) be entitled to, or entitled to seek, specific performance of the terms of this Section 2. The parties hereto (including the Principal Participant) hereby waive any such other remedies, whether at law, equity, contract or otherwise.

3.

Books and Records. The Company will (and will cause NextGen to) maintain a sufficiently separate profit & loss statement (the “Standalone P&L”), and supporting books and records (which need not be separate from the Company’s own ordinary course books and records) in a manner sufficient to enable the calculation of TTM EBITDA and in a manner reasonably sufficient to determine compliance with this Plan.

Exhibit S1-A

2-22 Budget

[Attached]

Schedule 2

Example Calculation of TTM EBITDA

EBITDA CALCULATION
Income Statement Item	Example Month—I/S	Description

Revenue	LTM Sept 2021
Gross Affiliate Revenue (CPA)	$21,027,516	Commissions generated through an affiliate network partner in recognition of a consumer action taken

Less: Reserve	($31,529)	Allowance for potential returns and canceled orders, applied to the trailing 5 months of revenue recognized on an accrual basis

Net Affiliate Revenue (CPA)	$20,995,987
Placement Revenue	$665,811	Revenue earned via display advertising and other related brand advertising on site based on fixed fee insertion orders

CPC Revenue	$916,432	Revenue earned through advertising network partners

Other Revenue	$443,253	Other revenue the Company earns via continued monetization efforts of its growing audience and account reconciliations for network providers

Total Net Revenue	$23,021,483
Cost of Goods Sold
Paid Marketing	$0	SEM Marketing Costs

Partnership Fee Split	$0	Value paid to white label partners

Total COGS	$0
Operating Expenses
Cently Marketing	($79,111)	Cashback and acquisition incentives to Cently users

Advertising & Marketing	($684,682)	Content creation, SEO, link building, advertising and branding expenses to acquire and maintain traffic to couponfollow.com

Hosting	($290,132)	Expenses incurred to support development and production environments for CouponFollow and Cently

IT & Software	($267,398)	Technology-related expenses to operate NGS and its underlying properties

Headcount	($2,987,788)	Salary, benefits, performance bonuses for US employees and contractors in Poland

Contractors	($645,135)	Compensation to third-parties who spend a majority of time supporting NGS operations

Legal & Professional Fees	($579,385)	Consultants that provide services to NGS on a fractional basis

Recruiting	($45,866)	Expenses incurred to hire new employees or contractors

Rent	($93,924)	Costs for office space in NY, PA, and Poland

Corporate Overhead	($70,508)	Includes bank charges, insurance, T&E, office expenses, utilities and other ancillary expenses for NGS operations

Total Operating Expenses	($5,743,927)

EBITDA Calculation
Plus Revenue	$23,021,483
Less COGS	$0
Less Operating Expenses	($5,743,927)

EBITDA	$17,277,555